UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Amendment No. )*

Under the Securities Exchange Act of 1934

FS MULTI-ALTERNATIVE INCOME FUND

(Name of Issuer)

Common Shares of Beneficial Interest, $0.001 par value

(Title of Class of Securities)

302675 202

(CUSIP Number)

Michael C. Forman

FS Multi-Alternative Income Fund

201 Rouse Boulevard

Philadelphia, PA 19112

(215) 495-1150

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With a copy to:

Joshua B. Deringer, Esq.

Drinker Biddle & Reath LLP

One Logan Square, Ste. 2000

Philadelphia, PA 19103-6996

(215) 988-2700

August 2, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 302675 202

1	NAMES OF REPORTING PERSONS Franklin Square Holdings, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER (See Item 5) 0
	8	SHARED VOTING POWER (See Item 5) 3,112,082(1)
	9	SOLE DISPOSITIVE POWER (See Item 5) 0
	10	SHARED DISPOSITIVE POWER (See Item 5) 3,112,082(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,112,082 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Item 5) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 99.74%
14	TYPE OF REPORTING PERSON PN

(1) Includes 3,108,926 common shares of beneficial interest, par value $0.001 per share (the “Shares”), of FS Multi-Alternative Income Fund (the “Fund”) held by FSMAIF SCV Feeder I LLC (the “Feeder”), a wholly-owned special purpose finance vehicle of Franklin Square Holdings, L.P. (“FSH”). As the direct parent of Feeder, FSH may be deemed to have shared voting and dispositive power of the Shares held by Feeder.

CUSIP No. 302675 202

1	NAMES OF REPORTING PERSONS FSMAIF SCV Feeder I LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER (See Item 5) 0
	8	SHARED VOTING POWER (See Item 5) 3,108,926
	9	SOLE DISPOSITIVE POWER (See Item 5) 0
	10	SHARED DISPOSITIVE POWER (See Item 5) 3,108,926

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,108,926
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Item 5) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 99.64%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 302675 202

1	NAMES OF REPORTING PERSONS Michael C. Forman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER (See Item 5) 8,209
	8	SHARED VOTING POWER (See Item 5) 3,112,082(2)
	9	SOLE DISPOSITIVE POWER (See Item 5) 8,209
	10	SHARED DISPOSITIVE POWER (See Item 5) 3,112,082(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,120,291(2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Item 5) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100%
14	TYPE OF REPORTING PERSON IN

(2) Includes 3,108,926 Shares of the Fund held by the Feeder, a wholly-owned special purpose finance vehicle of FSH, and 3,155 Shares of the Fund held by FSH. Mr. Forman and Mr. Adelman each own equal interests in the general partner of FSH, the direct parent of the Feeder, and may be deemed to have shared voting and dispositive power of the Shares held by FSH and the Feeder.

CUSIP No. 302675 202

1	NAMES OF REPORTING PERSONS David J. Adelman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER (See Item 5) 0
	8	SHARED VOTING POWER (See Item 5) 3,112,082(3)
	9	SOLE DISPOSITIVE POWER (See Item 5) 0
	10	SHARED DISPOSITIVE POWER (See Item 5) 3,112,082(3)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,112,082(3)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Item 5) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 99.74%
14	TYPE OF REPORTING PERSON IN

(3) Includes 3,108,926 Shares of the Fund held by the Feeder, a wholly-owned special purpose finance vehicle of FSH, and 3,155 Shares of the Fund held by FSH. Mr. Forman and Mr. Adelman each own equal interests in the general partner of FSH, the direct parent of the Feeder, and may be deemed to have shared voting and dispositive power of the Shares held by FSH and the Feeder.

Item 1.	Security and Issuer.

The class of equity securities to which this statement relates is the common shares of beneficial interest, par value $0.001 per share (the “Shares”), of FS Multi-Alternative Income Fund (the “Fund”), a Delaware statutory trust registered as a closed-end management investment company under the Investment Company Act of 1940 (the “1940 Act”), with its principal executive offices located at 201 Rouse Boulevard, Philadelphia, Pennsylvania 19112.

Item 2.	Identity and Background.

(a) The Reporting Persons are Franklin Square Holdings, L.P. (“FSH,” doing business as “FS Investments”), FSMAIF SCV Feeder I LLC (“Feeder”), Michael C. Forman and David J. Adelman. FSH is a Delaware limited partnership and its principal business is conducting, through its registered investment adviser subsidiaries, a leading asset management business dedicated to helping individuals, financial professionals and institutions design better portfolios. Feeder, a Delaware limited liability company, was created to hold investment products sponsored by FSH in connection with a financing transaction with Nomura Securities (Bermuda) Ltd. (“Nomura”), as lender, in which Feeder, a wholly-owned special purpose financing subsidiary of FSH, serves as an initial borrower.

(b) The address of each reporting person is 201 Rouse Boulevard, Philadelphia, Pennsylvania 19112.

(c) Mr. Forman is the Chairman and chief executive officer of FS Investments and has been leading FS Investments since founding it in 2007. Mr. Forman serves as Chairman, chief executive officer and president of the Fund and serves as Chairman, president and/or chief executive officer of certain of the firm’s funds and affiliated investment advisers. Mr. Adelman is one of the founders of FS Investments and is the Vice Chairman of FS Investments. Mr. Adelman also serve as Vice Chairman of the Fund and certain of the firm’s other funds and affiliated investment advisers. Mr. Adelman is also president and chief executive officer of Campus Apartments, Inc. (“Campus Apartments”), which develops, manages, designs and privately finances upscale housing facilities for colleges and universities across the United States. The principal business and business address of FS Investments and the Feeder is described in Items 2(a) and (b) above. The business address for Campus Apartments is 4043 Walnut Street, Philadelphia, Pennsylvania 19104.

(d) No Reporting Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

(e) During the last five years, no Reporting Person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he or it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Messrs. Forman and Adelman are United States citizens.

Item 3.	Source and Amount of Funds or Other Consideration.

On May 15, 2018, pursuant to a private placement, Mr. Forman paid $100,000 to purchase 8,000 Shares at $12.50 per Share as regulatory seed capital for the Fund in accordance with Section 14(a) of the 1940 Act (the “Seed Investment”). Mr. Forman paid the purchase price from personal funds.

On September 26, 2018, pursuant to private placements, FSH purchased 2,505,600 Class I Shares at $12.50 per Share, along with 1,600 Class A Shares, 1,600 Class L Shares, 1,600 Class M Shares and 1,600 Class T Shares each at $12.50 per Share, for a total investment of $31,400,000 (the “September Investment”). On December 21, 2018, Feeder and certain other funds affiliated with FSH entered into a credit agreement (the “Credit Agreement”) providing for a secured credit facility with Nomura, as lender, in which Feeder serves as an initial borrower. In connection with the transactions contemplated by the Credit Agreement, FSH contributed 2,512,000 Shares of the Fund, representing all of the Shares from the September Investment, to Feeder, a wholly-owned special purpose financing subsidiary of FSH, in exchange for an interest in Feeder. In addition, Feeder and certain other affiliated entities entered into a Security Agreement with Nomura, pursuant to which such Feeder granted a security interest in certain assets and equity interests as collateral to secure obligations under the Credit Agreement.

On March 28, 2019, pursuant to a private placement, Feeder paid $800,000 to purchase approximately 63,593 Class I Shares at $12.58 per Share (the “March Investment”).

On April 30, 2019, pursuant to a private placement, FSH paid $40,000 to purchase approximately 3,115 Class I Shares at $12.84 per Share (the “April Investment”).

On June 20, 2019, pursuant to a private placement, Feeder paid $6,800,000 to purchase approximately 533,333 Class A Shares at $12.75 per Share (the “June Investment” and, together with the September Investment, the March Investment and the April Investment, the “Investments”).

Class A, Class I, Class L, Class M and Class T Shares vote together as a single class, and each Share is entitled to one vote on all matters submitted to a vote of shareholders, including the election of trustees, and subject to the express terms of any class or series of preferred Shares, shareholders have the exclusive right to vote on all matters as to which a shareholder is entitled to vote pursuant to applicable law at all meetings of shareholders; provided, however, that the holders of a class of Shares will have (i) exclusive voting rights on an amendment to the Fund’s declaration of trust that would alter only the contract rights, as expressly set forth in the Fund’s declaration of trust, of the specified class of Shares and (ii) voting rights as set forth in Rule 18f-3(a)(2)-(3) promulgated under the 1940 Act. The Investments were paid from working capital of FSH.

Item 4.	Purpose of Transaction.

Mr. Forman made the Seed Investment to provide seed capital to the Fund in accordance with 1940 Act requirements.

FSH directly (and indirectly through the Feeder) made the Investments in order to provide the Fund with sufficient capital to establish an initial portfolio of investments and, as the parent company to the Fund’s investment adviser, to demonstrate the alignment of its interests with those of Fund shareholders.

The descriptions of the Credit Agreement, contributions and the transactions contemplated thereby contained in Item 3 are hereby incorporated by reference into this Item 4.

Mr. Forman is Chairman of the Board of Trustees, president and chief executive officer of the Fund. Mr. Adelman is Vice-Chairman of the Board of Trustees of the Fund. FSH is the ultimate parent company of the Fund’s investment adviser and the Feeder is a subsidiary of FSH. Messrs. Forman and Adelman each own equal interests in the general partner of FSH. In such roles, the Reporting Persons have engaged and will continue to engage in discussions with management, members of the Fund’s Board of Trustees and other representatives of the Fund, other security holders of the Fund and other persons from time to time with respect to various matters, including the Shares and the business and operations of the Fund.

The Reporting Persons intend to periodically review their respective investments in the Fund, and based on a number of factors, including the Reporting Persons’ respective evaluations of the Fund’s business prospects and financial condition, the market for the Fund’s Shares, general economic and stock market conditions and other investment opportunities, the Reporting Persons may acquire additional securities of the Fund or dispose of the Shares reported herein through open market or privately negotiated transactions in accordance with applicable securities laws.

Notwithstanding the foregoing, Mr. Forman has agreed not to tender the Shares purchased in the Seed Investment for repurchase in any repurchase offer the Fund makes as long as FS Multi-Alternative Advisor, LLC remains the Fund’s investment adviser.

Except as otherwise set forth herein, the Reporting Persons do not have any current plans or proposals which would relate to or would result in any of the events or matters described in (a)—(j) of Item 4 of Schedule 13D. Notwithstanding the foregoing, the Reporting Persons intend to review and analyze his or its investment in the Fund on a continuing basis. As a result of such review and analysis, a Reporting Person may, at any time and from time to time, plan and/or propose to effect and/or cause one or more actions relating to and/or resulting in one or more of the actions specified in (a)—(j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a)-(b) The Reporting Persons’ responses to Rows 11, 12 and 13 of the cover page of this Schedule 13D that relate to the aggregate number and percentage of Shares beneficially owned by the Reporting Persons are incorporated herein by reference. The Reporting Persons’ responses to Rows 7, 8, 9 and 10 of the cover page of this Schedule 13D that relate to the number of Shares as to which the Reporting Persons have sole or shared power to vote or to direct the vote and sole or shared power to dispose or to direct the disposition are incorporated herein by reference. The aggregate percentage of Shares reported as beneficially owned by the Reporting Persons was calculated based on 3,120,291 Shares outstanding as of August 2, 2019.

(c) Except as set forth herein, the Reporting Persons have not engaged in any transactions in the Shares during the past sixty days.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Pursuant to Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended, the Reporting Persons have entered into an agreement with respect to the joint filing of this Statement, and any amendment or amendments hereto.

Mr. Forman has agreed not to tender the Shares purchased in the Seed Investment for repurchase in any repurchase offer the Fund makes as long as long as FS Multi-Alternative Income Fund Advisor remains the Fund’s investment adviser.

Except as set forth in this Item 6 of this Schedule 13D, the Reporting Persons do not have any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Fund, including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or voting of any securities of the Fund, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guaranties of profits, division of profits or loss or the giving or withholding of proxies.

Item 7.	Material to Be Filed as Exhibits.

Exhibit No.	Description

99.1	Agreement Regarding the Joint Filing of Schedule 13D by and among the Reporting Persons.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 12, 2019

FRANKLIN SQUARE HOLDINGS, L.P.

By:	/s/ Michael C. Forman
	Name:	Michael C. Forman
	Title:	Chief Executive Officer

FSMAIF SCV Feeder I LLC

By:	/s/ Michael C. Forman
	Name:	Michael C. Forman
	Title:	Authorized Person

/s/ Michael C. Forman
Michael C. Forman

/s/ David J. Adelman
David J. Adelman